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FIRST MINING ENTERS INTO DEBT SETTLEMENT AGREEMENT

July 12, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) announces that it has entered into a debt settlement agreement (the “Agreement”) with First Majestic Silver Corp. (the “Creditor”) pursuant to which First Mining has agreed to settle all of the outstanding debt owed by its wholly owned subsidiary, KCP Minerals Inc. (the “Subsidiary”), to the Creditor (the “Debt Settlement”).

As of the date hereof, the approximate amount of the debt owed by the Subsidiary to the Creditor is US$1,175,000 (the “Debt”) which is payable pursuant to the terms of loan agreements between the Creditor and the Subsidiary dated November 14, 2013, March 21, 2014 and January 15, 2015. Under the terms of the Agreement, First Mining intends to settle US$500,000 (C$656,350 based on the Bank of Canada Noon Rate as of July 11, 2016) of the Debt through the issuance of 820,440 common shares of First Mining (the “Shares”) issued at a deemed price of C$0.80 per Share. The remaining Debt will be paid in cash by First Mining in twelve equal monthly installments in accordance with the terms of the Agreement.

Completion of the Debt Settlement remains subject to the approval of the TSX Venture Exchange. All Shares issued pursuant to the Debt Settlement will be subject to a four-month hold period which will expire on the date that is four months and one day from the issue date of such Shares.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 28 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this news release relate to, among other things completion of the Debt Settlement. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the risk that the Company does not receive the approval of the TSX Venture Exchange. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.